09055620

SEC Mail Processing Section

FEB 26 2009

Washington, DC 105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8-66848

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VelocityHealth Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 White Bridge Road, Suite 409
(No. and Street)

Nashville	**TN**	**37205**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Esval **(615) 238-2315**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Kevin Esval**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

VelocityHealth Securities, Inc., as

of **December 31**, **2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET M BRITT
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY

Signature

President
Title

Janet M Britt
Notary Public

My commission expires 9/3/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VELOCITYHEALTH SECURITIES, INC.
Financial Statements
December 31, 2008
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
VelocityHealth Securities, Inc.

We have audited the accompanying balance sheet of VelocityHealth Securities, Inc., as of December 31, 2008 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VelocityHealth Securities, Inc., as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 23, 2009
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

VELOCITYHEALTH SECURITIES, INC.
BALANCE SHEET
December 31, 2008

ASSETS

		2008
Cash and cash equivalents	$	51,698
Accounts receivable, less allowance for doubtful accounts of $72,500		-
Prepaid expenses and other assets		3,814
Furniture and office equipment, net of accumulated depreciation of $1,915		3,514
Total Assets	$	59,026

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	9,633
Unearned revenue		13,750
Total Liabilities		23,383
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value; 10,000,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		44,121
Retained (deficit)		(8,488)
Total Stockholder's Equity		35,643
Total Liabilities and Stockholder's Equity	$	59,026

The accompanying notes are an integral part of these financial statements.

VELOCITYHEALTH SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

	2008
REVENUES	
Investment banking	$ 193,850
Interest	2,327
Total revenues	196,177
GENERAL AND ADMINISTRATIVE EXPENSES	
Management fees to parent	30,458
Employee compensation and benefits	132,235
Occupancy	19,161
Other operating expenses	145,698
Total expenses	327,552
NET (LOSS) BEFORE INCOME TAXES	(131,375)
INCOME TAX BENEFIT	29,616
NET (LOSS)	$ (101,759)

The accompanying notes are an integral part of these financial statements.

VELOCITYHEALTH SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

	2008
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (101,759)
Adjustments to reconcile net loss to net cash used in operations:	
Depreciation	1,086
Chargeoff of doubtful accounts	81,667
Deferred income tax benefits	(22,000)
Decrease in accounts receivable	27,500
Decrease in accounts payable and accrued expenses	(36)
Increase in prepaid expenses and other assets	(1,684)
Decrease in income taxes payable	(10,116)
Increase in unearned revenue	13,750
NET CASH USED BY OPERATING ACTIVITIES	(11,592)
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital contribution	16,000
Dividend paid	(17,000)
Subordinated note receivable from related party	(9,167)
Collection of note receivable from parent	18,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	7,833
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,759)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	55,457
End of year	$ 51,698

The accompanying notes are an integral part of these financial statements.

VELOCITYHEALTH SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2007	$ 10	$ 28,121	$ 110,271	$ 138,402
Capital contribution		16,000		16,000
Dividend paid			(17,000)	(17,000)
Net loss			(101,759)	(101,759)
Balance, December 31, 2008	$ 10	$ 44,121	$ (8,488)	$ 35,643

The accompanying notes are an integral part of these financial statements.

VELOCITYHEALTH SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: VelocityHealth Securities, Inc. (the "Company"), a Tennessee corporation, is a securities broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company was organized in November 2004 and is a wholly-owned subsidiary of VelocityHealth Capital, Inc. ("Parent").

The Company provides investment banking and investment advisory services for customers located primarily throughout the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Accounts Receivable: The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful. The allowance is estimated based on management's knowledge of its customers, historical loss experience and existing economic conditions.

Income Taxes: The Company is included in the consolidated federal income tax return filed by its Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax provision or benefit is transferred to or received from the Parent.

The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes ("SFAS No. 109"). Under SFAS No. 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Investment Banking Revenues: Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services which are recognized as the services are performed. Investment banking fees and sales commissions are recorded upon settlement. The underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $28,315, which was $23,315 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .34 to 1.0.

NOTE C – CONCENTRATIONS

Over 80% of the investment banking revenues were earned from one customer during 2008.

NOTE D – RELATED PARTIES

The Company has an expense sharing agreement with its Parent that expired during 2008. There were no payments to the Parent during 2008 pursuant to the expense sharing agreement. However, the Company paid discretionary management fees of approximately $30,000 to the Parent during 2008.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE E – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax benefit	$ 7,616
Deferred income tax benefit	22,000
Income tax benefit	$ 29,616

The Company files a consolidated federal tax return with its Parent and records its share of the consolidated federal tax expense on a separate return basis.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. Deferred income tax liabilities at December 31, 2008 result from a net operating loss carryforward and the use of the cash method of accounting for income tax purposes.

Significant components of deferred tax assets are as follows:

Deferred tax assets:	
Net operating losses	$ 3,000
Cash basis tax return	7,000
Deferred tax valuation allowance	(10,000)
Net deferred tax asset	$ -

The Company has recorded a valuation allowance for the deferred tax asset at December 31, 2008 equal to the deferred tax asset because it is more likely than not that the deferred tax asset will not be realized before it begins to expire in 2028.

The Company has a net operating loss carryforward that may be used to reduced taxable income arising in future years of approximately $15,000 that begins to expire in 2028.

NOTE F – LEASES

The Company leases office premises under an operating lease which expires January 2010. the minimum lease payments required under the lease for 2009 total approximately $19,000. Rent expense for 2008 was approximately $19,000.

SUPPLEMENTAL INFORMATION

SCHEDULE I
VELOCITYHEALTH SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2008

NET CAPITAL:

Total stockholder's equity	$ 35,643
Less nonallowable assets:	
Prepaid expenses and other assets	(3,814)
Furniture and office equipment, net	(3,514)
	(7,328)
Net capital before haircuts	28,315
Less haircuts	-
Net capital	28,315
Minimum net capital required	5,000
Excess net capital	$ 23,315
Aggregate indebtedness - liabilities, net of unearned revenue	$ 9,633
Net capital based on aggregate indebtedness	$ 642
Ratio of aggregate indebtedness to net capital	.34 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2008

There is no significant difference between net capital as reported in Form X-17A-5 and net capital stated above.

VELOCITYHEALTH SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder
VelocityHealth Securities, Inc.

In planning and performing our audit of the financial statements of VelocityHealth Securities, Inc., for the year ended December 31, 2008, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by VelocityHealth Securities, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 24, 2009
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

END